Orbis
Grupa Hotelowa

07024646

Warsaw, 2007-06-11

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
JUN 20 2007
WASH, D.C. 185

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 15/2007.
Best regards

Krzysztof Gerula
Vice-President

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

dw 6/25

Current report no 15/2007

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about the content of draft resolutions of the Annual General Meeting of Shareholders of "Orbis" S.A. to be held on June 28, 2007.

Draft Resolution
regarding point 6 of the agenda:

Resolution No 1
concerning approval of the Director's Report on the activity of „Orbis" S.A. for the financial year 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§ 1
Following its examination, the Director's Report on the activity of the Company for the financial year 2006 is hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 7 of the agenda:

Resolution No 2
concerning approval of the financial statements of "Orbis" S.A. for the financial year 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§ 1
Following their examination, the financial statements of the Company for the financial year 2006, including:

1. balance sheet prepared as of December 31, 2006, showing the total assets and liabilities figure of PLN 2 190 171 thousand (say: two billion, one hundred ninety million, one hundred seventy one thousand Polish Zloty);
2. profit and loss account for the period from January 1, 2006, up till December 31, 2006, showing a net profit of PLN 63 095 thousand (say: sixty three million, ninety five thousand Polish Zloty);
3. cash flow statement for the period from January 1, 2006, up till December 31, 2006, showing an increase in the balance of cash and cash equivalents during the financial year by PLN 17 007 thousand (say: seventeen million, seven thousand Polish Zloty);
4. comparative changes in equity for the period from January 1, 2006, up till December 31, 2006, showing an increase in equity by PLN 47 428 thousand (say: forty seven million, four hundred twenty eight Polish Zloty);
5. additional notes and information,

are hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 8 of the agenda:

Resolution No 3
concerning division of net profit generated in the financial year 2006.

Acting pursuant to Article 395 § 2 point 2 and Article 348 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 4, § 35 section 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The net profit generated during the financial year 2006 amounting to 63 094 346.32 (say: sixty three million, ninety four thousand, three hundred and forty six Polish Zloty and 32 Grosze), shall be apportioned to:

1. dividend - in the amount of PLN 15 666 182.72
2. retained earnings - in the amount of PLN 47 428 163.60

§ 2
1. The value of dividend shall be fixed at 34 Grosze per one share.
2. The dividend date shall be July 31, 2007.
3. The dividend shall be paid out on August 17, 2007.

§ 3
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 9 of the agenda:

Resolution No 4
concerning approval of the annual consolidated financial statements of the Orbis Group and the Director's Report on the activity of the Orbis Group for the financial year 2006.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694, as later amended), it is hereby resolved as follows:

§1
Following their examination, the annual consolidated financial statements of the Orbis Group for the financial year 2006, including:

1. consolidated balance sheet prepared as of December 31, 2006, showing the total assets and liabilities figure of PLN 2 265 052 thousand (say: two billion, two hundred and sixty five million, fifty two thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2006, up till December 31, 2006, showing a net profit of PLN 88 888 thousand (say: eighty eight million, eight hundred eighty eight thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2006, up till December 31, 2006, showing an increase in the balance of cash and cash equivalents during the financial year by a net amount of PLN 25 706 thousand (say: twenty five million, seven hundred and six thousand Polish Zloty);
4. consolidated comparative changes in equity for the period from January 1, 2006, up till December 31, 2006, showing an increase in equity by PLN 73 266 thousand (say: seventy three million two hundred sixty six thousand Polish Zloty);
5. additional notes and information;

are hereby approved.

§ 2
Following its examination, the Director's Report on the operations of the Orbis Group for the financial year 2006 is hereby approved.

§ 3
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 10 of the agenda:

Resolution No 5
concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006:

1. Jean Philippe Savoye — for the period from January 1, 2006, till December 31, 2006;
2. Krzysztof Andrzej Gerula — for the period from January 1, 2006, till December 31, 2006;
3. Ireneusz Andrzej Węgłowski — for the period from January 1, 2006, till December 31, 2006;
4. Yannick Rouvrais — for the period from January 1, 2006, till December 31, 2006;
5. Alain Billy — for the period from March 20, 2006, till December 31, 2006.
6. Jolanta Wojciechowska de Cacqueray Valmenier
   for the period from January 1, 2006, till March 14, 2006.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 11 of the agenda:

Resolution No 6
concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006:

1. Claude Moscheni	- for the period from January 1, 2006, up till December 31, 2006;
2. Erez Boniel	- for the period from January 1, 2006, up till December 31, 2006;
3. Sabina Czepielinda	- for the period from January 1, 2006, up till December 31, 2006;
4. Paweł Dębowski	- for the period from January 1, 2006, up till December 31, 2006;
5. Michael Flaxman	- for the period from January 1, 2006, up till December 31, 2006;
6. Christophe Guillemot	- for the period from January 1, 2006, up till December 31, 2006;
7. Michael Harvey	- for the period from January 1, 2006, up till December 31, 2006;
8. Andrzej Przytuła	- for the period from January 1, 2006, up till December 31, 2006;
9. Janusz Rożdżyński	- for the period from January 1, 2006, up till December 31, 2006;
10. Denys Sappey	- for the period from January 1, 2006, up till December 31, 2006.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 12 of the agenda:

Resolution No 7
concerning receipt of information about the results of elections, by the Company's employees, of three members for the Supervisory Board during the Board's seventh tenure, the said result being binding upon the Shareholders' Meeting.

The General Meeting of Shareholders of "Orbis" S.A. acknowledged the report of the Central Electoral Committee concerning the elections of three employee representatives in the "Orbis" S.A. Supervisory Board during its seventh tenure, as a result of which the following employees were elected members of the Supervisory Board pursuant to § 16 sections 2 and 3 of the Company's Statutes:

1. Szymański Jarosław
2. Czakiert Elżbieta
3. Procajło Andrzej

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 13 of the agenda:

Resolution No 8
concerning appointment by the Shareholders' Meeting of seven members of the Supervisory Board during its seventh tenure.

§ 1

Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints the following persons as members of the Supervisory Board during its seventh tenure:

1. ....
number of votes cast: ...., of which: in favor: ...., against: ...., abstained from voting:.......

2. ....
number of votes cast: ...., of which: in favor: ...., against: ...., abstained from voting:........

3. ....
number of votes cast: ...., of which: in favor: ...., against: ...., abstained from voting:.......

4. ....
number of votes cast: . ..., of which: in favor: ...., against: ...., abstained from voting:........

5. ....
number of votes cast: ...., of which: in favor: ...., against: ...., abstained from voting:........

6. ....
number of votes cast: ...., of which: in favor: ...., against: ...., abstained from voting:........

7. ....
number of votes cast: ...., of which: in favor: ...., against: ...., abstained from voting:........

§ 2

The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

END